FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
      under the Public Utility Holding Company Act of 1935 ("Act") On behalf of Trigen-Cinergy Solutions LLC ("TCS"), a
Delaware limited liability company and partially-owned subsidiary of Cinergy Corp., a registered holding company under the Act ("Cinergy"), Cinergy's wholly-owned subsidiary service company, Cinergy Services, Inc. hereby notifies the Commission that it has entered into a Revolving Credit Agreement, dated as of June 30, 1999 (the "Credit Agreement"), with Barclay Bank
PLC, New York Branch, and the other banks named therein, providing for the incurrence of borrowings thereunder by TCS from time to time in an amount not to exceed the maximum principal amount noted below. As of the date of this certificate, TCS had incurred no borrowings under the Credit Agreement.
1.     Type of security: promissory notes
2.     Issue, renewal or guaranty:  issuance
3. Principal amount: Not to exceed $150,000,000 at any time outstanding
4. Annual rate of interest: base rate or eurodollar rate plus applicable margin, as more particularly described in the Credit Agreement
5. Date of issue: None, as of date of this certificate. Subject to the terms and conditions of the Credit Agreement, TCS may effect borrowings from time to time through June 30, 2002.
6. Date of maturity: Each base rate advance or eurodollar advance shall mature at such time as provided in the Credit Agreement or the form of promissory note evidencing such advance, but in any event not later than June 30, 2002
7.     Purchasers: The respective banks parties to the Credit
       Agreement
8.     Collateral:  Guaranty dated June 30, 1999 of Cinergy
       Corp.
9.     Net proceeds:  The full principal amount of each advance
10.    Use of proceeds:  General corporate purposes
11.    Exemption claimed:  Rule 52(b)

                           Cinergy Services, Inc.
                                By: /s/William L. Sheafer
                                     Vice President & Treasurer
Dated: December 14, 1999